UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 1-12001

ALLEGHENY LUDLUM, LLC PERSONAL

RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Allegheny Ludlum, LLC Personal Retirement and 401(k) Savings Account Plan

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Audited Financial Statements

and Supplemental Schedules

As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Allegheny Ludlum, LLC Personal Retirement and 401(k) Savings Account Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allegheny Ludlum, LLC Personal Retirement and 401(k) Savings Account Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and supplemental schedule of delinquent participant contributions as of December 31, 2012, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Pittsburgh, Pennsylvania

June 27, 2013

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$207,672,594	$—
Interest in registered investment companies	949,573	33,872,509
Interest in synthetic investment contracts	—	53,504,063
Interest in common collective trusts	—	42,689,281
Corporate common stock	—	28,310,912
Interest in guaranteed investment contracts	—	6,601,756

Total investments at fair value	208,622,167	164,978,521

Notes receivable from participants	8,027,864	6,281,511
Employee contributions receivable	1,948	6,625
Employer contribution receivable	535	1,113

	8,030,347	6,289,249

Net assets available reflecting investments at fair value	216,652,514	171,267,770
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,186,199)	(2,419,113)

Net assets available for benefits	$213,466,315	$168,848,657

See accompanying notes.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012
Contributions:
Employee	$6,589,870
Employer	2,035,763
Rollovers	147,700

Total contributions	8,773,333

Interest income on notes receivable from participants	298,473

Transfer from merged plans	47,290,814

Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	472,737
Net gain from interest in registered investment companies	51,036
Other income	122

Total investment income	523,895

56,886,515

Distributions to participants	(12,267,182)
Fees	(1,675)

(12,268,857)

Net increase in net assets available for benefits	44,617,658

Net assets available for benefits at beginning of year	168,848,657

Net assets available for benefits at end of year	$213,466,315

See accompanying notes.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The Allegheny Ludlum, LLC Personal Retirement and 401(k) Savings Account Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.

During 2012 the assets of the (1) 401(k) Savings Account Plan for Employees of the Washington Plate Plant, (2) Hourly 401(k) Plan for Represented Employees at Midland and Louisville (3) Savings and Security Plan of the Lockport and Waterbury Facilities and (4) 401(k) Savings Account Plan for Employees of the Exton Facility were transferred into the Plan.

The purpose of the Plan is to provide retirement benefits to eligible employees of Allegheny Ludlum, LLC (AL) and effective July 2007, eligible employees of the Albany, Oregon location of Oregon Metallurgical, LLC (Oremet) through company contributions, and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. AL and Oremet are wholly owned subsidiaries of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). AL contributes to the Plan $0.75 per hour worked per eligible union employee.

With respect to eligible Oremet employees, effective September 2007 and each September thereafter, Oremet will contribute the sum of $100 multiplied by an employee’s years of service; and Oremet will contribute $15,000 to the account of each eligible employee who retires during the scheduled term of the collective bargaining agreement beginning July 1, 2007 (subject to a maximum of 46 employees over the term of the contract and a maximum of 14 employees per contract year).

Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund). The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the Plan’s investment alternatives. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Additionally, AL employees’ annual pretax profit sharing award and pretax Longevity Incentive Payment Plan award may be contributed at the employees’ discretion as their deferral.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

2. Significant Accounting Policies

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.

Investment Valuation

Certain assets of the Plan have been commingled in the Allegheny Technologies Incorporated Master Trust (the Master Trust) with the assets of various ATI sponsored defined contribution plans for investment and administrative purposes. The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust, and is stated at fair value.

Master Trust assets as well as income/losses are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits and the Fair Value Measurements footnote have been reclassified to conform to the current year presentation.

Participant Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2012 or 2011. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Under the amendments in this guidance, an entity is required to provide additional disclosures about the valuation processes and sensitivities of Level 3 assets and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value is required to be disclosed. The amendments in this guidance also required information about transfers between Level 1 and Level 2. The Plan adopted this guidance on January 1, 2012, and it did not have a material effect on our financial statements.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

3. Investments

Certain assets of the Plan along with the assets of various other ATI sponsored plans were transferred into the Allegheny Technologies Incorporated Master Trust (the Master Trust) as of January 1, 2012. The Plan’s interest in the net assets of the Master Trust was approximately 24% at December 31, 2012. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the Master Trust.

The Plan’s approximate share of the various investment types held by the Master Trust at December 31, 2012 was as follows:

Common collective trusts	22%
Synthetic investment contracts	33%
Registered investment companies	17%
Corporate common stock	35%
Guaranteed investment contracts	33%

The following table is a summary, at fair value, of the net assets of the Master Trust by investment type as of December 31, 2012:

Common collective trusts	$323,922,840
Registered investment companies	232,490,850
Synthetic investment contracts (a)	184,046,579
Corporate common stocks	66,692,496
Guaranteed investment contracts	39,622,255

Total investments held by the Master Trust at fair value	$846,775,020

(a)	This class includes approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts, and 4% asset-backed securities.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income attributable to the Master Trust for the twelve months ended December 31, 2012 was as follows:

Net appreciation (depreciation) in fair value of investments:
Common collective trusts	$29,144,680
Synthetic investment contracts	3,946,844
Guaranteed investment contracts	636,187
Registered investment companies	29,645,679
Corporate common stocks	(31,073,635)

Net appreciation in fair value of investments	32,299,755

Expenses
Administrative expenses and other, net	(1,300,657)

Total investment gain	$30,999,098

The BNY Mellon Stable Value Fund (the Fund) investment alternative invests in guaranteed investment contracts (GICs), a pooled separate account, actively managed structured or synthetic investment contracts (SICs), and a common collective trust (CCT). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities (ABOs), common collective trusts (CCT), and collateralized mortgage obligations (CMOs).

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Such interest rates are reviewed and may be reset on a quarterly basis. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Average yields for all fully benefit-responsive investment contracts held by the Master Trust, for 2012, and by the Plan, for 2011, were as follows:

	Years Ended December 31
	2012	2011
Based on actual earnings	2.34%	2.54%
Based on interest rate credited to participants	2.11%	2.31%

Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Certain investments in the Master Trust are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the Fund may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2011:

Allegheny Technologies Incorporated common stock	$28,310,912
Prudential Core Conservative Intermediate Bond Fund*	18,775,225
Vanguard Target Retirement 2020 Fund	11,563,119

* Held within SICs

4. Fair Value Measurements

In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Determination of Fair Value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The three levels of inputs to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies

The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds – These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•

Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•

Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, ABOs, CMOs and other – Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•

Synthetic investment contracts – Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, CCTs, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Guaranteed investment contracts – Guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration market rates. GICs are classified within Level 2 of the valuation hierarchy.

The following table presents the financial instruments of the Master Trust at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2012. The Master Trust had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the period presented.

Master Trust assets measured at fair value on a recurring basis:

December 31, 2012	Level 1	Level 2	Total
Interest in common collective trusts (a)	$—	$323,922,840	$323,922,840
Interest in registered investment companies (b)	232,490,850	—	232,490,850
Interest in synthetic investment contracts (c)	—	184,046,579	184,046,579
Corporate common stock (d)	66,692,496	—	66,692,496
Interest in guaranteed investment contracts	—	39,622,255	39,622,255

	$299,183,346	$547,591,674	$846,775,020

a)	This class includes approximately 9% fixed income funds, 13% equity funds and 78% target dated funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
b)	This class includes approximately 46% U.S. equity funds, 13% non-U.S. equity funds, and 41% fixed income fund.
c)	This class includes approximately 4% government and government agency bonds, 3% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 77% common collective trusts, and 4% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
d)	Comprised of ATI common stock.

In addition to the Plan’s investments in the Master Trust the Plan holds $949,573 in self-directed accounts as of December 31, 2012. These self-directed accounts are invested in registered investment companies and are categorized as Level 1 assets.

The following table presents the Plan’s financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2011. The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the period presented.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Plan assets measured at fair value on a recurring basis:

December 31, 2011	Level 1	Level 2	Total
Interest in synthetic investment contracts (a)	$—	$53,504,063	$53,504,063
Interest in common collective trusts (b)	—	42,689,281	42,689,281
Interest in registered investment companies (c)	33,872,509	—	33,872,509
Corporate common stock (d)	28,310,912	—	28,310,912
Interest in guaranteed investment contract	—	6,601,756	6,601,756

Total assets at fair value	$62,183,421	$102,795,100	$164,978,521

a)	This class includes approximately 14% government and government agency bonds, 1% corporate bonds, 4% residential mortgage-backed securities, 8% commercial mortgage-backed securities, 71% common collective trusts, and 2% asset-backed securities. The CCTs within this asset class employ a strategy designed to satisfy investors seeking current income and capital appreciation.
b)	This class includes 20% fixed income funds and 80% target dated funds. The target dated funds employ a strategy designed to become more conservative over time as the participant approaches the age of retirement.
c)	This class includes approximately 52% U.S. equity funds, 12% non-U.S. equity funds, 17% balanced funds, 19% fixed income funds.
d)	Comprised of ATI common stock.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 22, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation with respect to amendments through June 1, 2009. Subsequent to the effective date of the amendments addressed by the determination letter, the Plan was amended on December 21, 2010, effective January 1, 2011, July 1, 2011 and December 31, 2012. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2009.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

Notes to Financial Statements (continued)

6. Plan Termination

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

7. Risks and Uncertainties

The Plan invests various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

EIN: 25-1792394         Plan: 005

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2012

Total that Constitute Nonexempt Prohibited Transactions				Total Fully Corrected Under VFCP and PTE 2002–51
Participant Contributions Transferred Late to Plan*	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$195			$195

*	Late participant loan repayments included

Allegheny Ludlum, LLC

Personal Retirement and 401(k) Savings Account Plan

EIN: 25-1792394         Plan: 005

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2012

Description	Current Value
Participant loans* (4.25% to 9.25%, with maturities through 2027)	$8,027,864
Registered investment companies

Self-directed accounts:
Matthews Fds Pacific Tiger Fd	$8,321
Artio Fds International Equity II	470
Franklin High Incomem Tr	97,079
Pimco Fds Real Estate Strat Fd	22,830
Aberdeen Fund Asia Bond	16,584
Invesco Gold & Prec Metals Fd	1,795
Janus High Yield Fd	20,372
Profunds Biotechnology Ultrasector	2,587
Icon Funds Energy	2,517
Tocqueville Gold Fd	2,057
TCW Funds Emerg Mkt Inc Fd	98,910
Fidelity Fds Canada	8,651
Pimco Funds All Asset All Authority	42,077
Matthews Intl Fds China Dividend	25,368
Fidelity Fds Latin America	16,394
Hennessy Funds Gas Utility Index	5,213
Fidelity Funds Nat Gas	32,791
T. Rowe Price Latin America Fd	1,234
T. Rowe Price New Asia Fd	20,965
Oakmark Fds Intl Small Cap Fd	968
Pimco Fds Income	29,081
Vanguard Wellington Fd	28,919
US Golbal Investors Global Resources Fd	22,176
Vanguard Gold & Prec Metals	9,192
Allianzgi Global Water Fund	3,627
T. Rowe Price Emerging Markets Stk	11,006
Oppenheimer Multi St Muni PA Mun Fd	9,508
Motley Fool Funds Independence Fund	2,385
Pimco Fds Income	22,719
Delaware Group Adviser Fds International Bond	9,976
Permanent Portfolio Fund	31,678
Pimco Fds Real Income 2019 Instl	9,896
Tocqueville Gold Fd	8,542
Pimco Funds Emerging Mkts Bd Fd	19,895
TD Ameritrade Money Market Portfolio	66,148
TD Ameritrade Non-Interest bearing cash	237,642

Total Self-directed accounts	$949,573

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY LUDLUM, LLC PERSONAL RETIREMENT AND 401(K) SAVINGS ACCOUNT PLAN

Date: June 27, 2013	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)